TFS
Tradition Financial Services

Lisa RUIZ
Public Relations


03029172

August 7, 2003

SUPPL


SEC MAIL PROCESSING
RECEIVED
AUG 08 2003
WASH, D.C.

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095)
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of TFS, a Swiss corporation, I enclose pursuant to Rule 12g3-2(b) the following:

A press release on TFS Results - First half 2003 Consolidated Turnover

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English-language press release continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in our letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. There are no English translations, versions, or summaries of the publications that have been prepared.

TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Lisa Ruiz

dlw 8/11

Enclosures
By Federal Express

17 State Street, 4st floor New York, NY 10004 U.S.A
T.: 212.943.0583 · F.: 212.943.8504 Email: Lruiz@tfsbrokers.com



Tradition Financial Services

Press release



TFS

First half 2003 consolidated turnover CHF 78.2 million

TFS posted a consolidated turnover of CHF 78.2 million (€50.3 million) in the first half, compared with CHF 93.3 million (€63.4 million) in the same period last year, a decline of 5.7% in constant exchange rates or 16.3% at current exchange rates. These consolidated revenues were impacted by the present unfavourable exchange effect, compared with the strong dollar and sterling position that existed in the first half of 2002.

Turnover in second quarter was CHF 38.4 million (€24.7 million), compared with CHF 42.5 million (€28.9 million) in the same period last year, a decline of 1.3% in constant exchange rates.

A sharp slowdown in the Company's energy operations, particularly in the electricity sector, was the principle factor weighing on turnover. TFS's other core brokerage activities in currency options and equity derivatives continued to perform well in the first half of the year.

*Founded in 1985, **TFS (Tradition Financial Services)** is a pure broker of a diversified portfolio of financial and non-financial products. The Group is present in the world's main financial centers, covering the currency options, equity derivatives, precious metals, energy and pulp & paper markets. TFS's energy division brokers products such as electricity, natural gas, oil, coal and weather derivatives. TFS is listed on the Second Marché of Euronext Paris - foreign section - and is part of the NextPrime segment of Euronext. For more information on our Group, visit our site at www.tfsbrokers.com. Sicovam code: 49044.*

Lausanne, 7 August 2003

Press contacts:

TFS
Eléonore Fayet
Tel.: +41 21 343 55 55

Image Sept
Estelle Guillot-Tantay
Tel.: +33 1 53 70 74 70